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River Ridge Farm and Market

Organic Grocery

725 N. Main Street Unit 28
Middletown, CT 06457
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.45× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
River Ridge Farm and Market is seeking investment to open a community embedded grocery store with fruits vegetables and flowers directly from our farm.
First Location
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THE TEAM
Dakota Rudloff-Eastman
Farmer. Owner

Dakota has a Sustainable Food Systems degree, and loves to think about the bigger picture. Prior to starting her own business two years ago, she spent years managing different vegetable operations throughout New England. Dakota is passionate about building systems, soil, and community. She loves eating, cooking, and growing good food!

Matthew Went
Farmer. Owner

Before Matt decided to be a farmer he studied Philosophy and Physics; and after spending years as an outdoor educator leading wilderness trips, and instructing white water kayaking, he chose a career in agriculture. In addition to being a great farmer, and a great teacher, Matt is also a skilled brewer, and when time allows he spends his time brewing beer.

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OUR STORY

With a combined sixteen years of organic vegetable farming experience in New England and abroad, Matthew and Dakota have purchased their forever farm, and are ready to build a producer-owned and a community-embedded local grocer.

For the past two years, they leased and operated a successful 30 acre diversified farming operation
Matthew and Dakota utilize low-impact, high-yield, no-till operations, and have been organic growers from the start.
With their drive and experience, they are ready to meet the growing demands for local organic fruits, vegetables, and flowers
As producers they feel the need to maintain direct consumer relationships, and are excited to open a small grocer and be able to offer a full spectrum of curated meats, eggs, dairy, and quality pantry items in addition to their own fruits, vegetables, and flowers.
The market will be a one stop curated experience offering premium pantry items, and the best of what is local and in season.The grocer will also have daily prepared fresh foods for purchase.
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OUR MISSION

River Ridge Farm and Market produces and purveys high-quality, organic vegetables, fruits, flowers, and essential goods.

In all realms of production, marketing, and employment we aim to foster community through food.
River Ridge Farm and Market will be a model of a local grocer that will bolster the local economy, eliminate waste, and contribute to greater food

security.
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OUR VALUES

You are what you eat, right? We believe that everyone should have access to quality ingredients to nourish their bodies. As growers, we take pride in the quality of what we produce, and we forge intentional partnerships with those who think the same way!

We will purchase from farms with Practices in place to improve soil quality and health
Personal connection to the producers
Animal welfare practices in place
Environmental sustainability practices
Local Producers
Companies committed to community building and access
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OUR OFFERINGS

River Ridge Farm and Market is a four-season producer-owned grocery that supplies vegetables, fruits, and flowers from their own operation and supports other local artisans, and producers

Our goal is to educate and introduce people to the beauty of eating seasonally here in New England
We will provide all the essential pantry items that can be sourced from our region, in addition to local dairy, eggs, grains, and meats
The store will have a kitchen upstairs to provide value added items throughout the year, and be able to preserve the summer's bounty throughout the winter
Our market will be a personalized experience offering inspiration, and a shared joy of cooking good food
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THE LOCATION

The market is located at 725 N. Main Street Unit 28 Middletown, CT 06457. We are located in a very visible unit with large windows in the old industrial Trolly Barn of Middletown.

t is a well known building with other established and profitable businesses next door
Middletown is dead smack in the middle of the state and has access to a diverse set of markets
The unit has a parking lot out front so customers won't have to worry about finding parking. Most importantly, the retail space is only 10 minutes away from the farm
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Cold Storage/ Walk in $20,000
Coolers for kitchen $3,500
Stove/oven. $2,600
Sinks, 3 bay, handwash, utility, produce. $6,000
Grill $700
Hood/Fire supression system $3,000
Contract Labor for installation $5,000
Display Coolers, buildout, boxes $13,000
Cost of Goods Sold $6,000
Marketing, packaging, branding, labeling, Misc. $4,872
Mainvest Compensation $4,128
Total $68,800
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $350,000 $402,500 $442,750 $487,025 $535,728
Cost of Goods Sold $104,000 $119,600 $131,560 $144,716 $159,187
Gross Profit $246,000 $282,900 $311,190 $342,309 $376,541

EXPENSES

Rent $19,200 $19,680 $20,172 $20,676 $21,192

Utilities $10,000 $10,250 $10,506 $10,768 $11,037
Salaries $80,000 $92,000 $101,200 $111,320 $122,452
Insurance $8,000 $8,200 $8,405 $8,615 $8,830
Repairs & Maintenance $2,000 $2,050 $2,101 $2,153 $2,206
Legal & Professional Fees $1,000 $1,025 $1,050 $1,076 $1,102
Operating Profit $125,800 $149,695 $167,756 $187,701 $209,722
This information is provided by River Ridge Farm and Market. Mainvest never predicts or projects performance, and has not reviewed or audited
this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $68,800
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends January 21, 2022
Summary of Terms
Legal Business Name River Ridge Farm and Market
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.45×
Investment Multiple 1.4×
Business's Revenue Share 3.6%–5.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
No operating history

River Ridge Farm and Market was established in [October, 2020]. Accordingly, there are limited financial statements and information for investors
to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

River Ridge Farm and Market forecasts the following milestones:

Secure lease in [Middletown, CT] by [April, 2021].

Hire for the following positions by [May, 2021]: [Market Manager, Product line coordinator, Cashier]

Achieve [$500,000] revenue per year by [2026].

Achieve [$166,000] profit per year by [2026].

Other outstanding debt or equity

As of [November 4th, 2021], River Ridge Farm and Market has debt of [$0] outstanding and a cash balance of [$0].

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying
a Note is not like that at all. The ability of River Ridge Farm and Market to make the payments you expect, and ultimately to give you your money
back, depends on a number of factors, including many beyond our control.

Limited Services

River Ridge Farm and Market operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to
changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. River Ridge Farm and Market competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from River Ridge Farm and Market's core business or the inability to compete successfully against the with other competitors could negatively affect River Ridge Farm and Market's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in River Ridge Farm and Market's management or vote on and/or influence any managerial decisions regarding River Ridge Farm and Market. Furthermore, if the founders or other key personnel of River Ridge Farm and Market were to leave River Ridge Farm and Market or become unable to work, River Ridge Farm and Market (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which River Ridge Farm and Market and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, River Ridge Farm and Market is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

River Ridge Farm and Market might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If River Ridge Farm and Market is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt River Ridge Farm and Market

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect River Ridge Farm and Market's financial performance or ability to continue to operate. In the event River Ridge Farm and Market ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither River Ridge Farm and Market nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

River Ridge Farm and Market will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and River Ridge Farm and Market is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although River Ridge Farm and Market will carry some insurance, River Ridge Farm and Market may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, River Ridge Farm and Market could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect River Ridge Farm and Market's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of River Ridge Farm and Market's management will coincide: you both want River Ridge Farm and Market to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want River Ridge Farm and Market to act conservative to make sure they are best equipped to repay the Note obligations, while River Ridge Farm and Market might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If River Ridge Farm and Market needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with River Ridge Farm and Market or management), which is responsible for monitoring River Ridge Farm and Market's compliance with the law. River Ridge Farm and Market will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if River Ridge Farm and Market is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if River Ridge Farm and Market fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of River Ridge Farm and Market, and the revenue of River Ridge Farm and Market can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of River Ridge Farm and Market to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by River Ridge Farm and Market. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

River Ridge Farm and Market isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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